FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 February 2014

FORMER COMMISSIONER OF US SECURITIES AND EXCHANGE COMMISSION JOINS HSBC BOARD

Kathleen Casey has been appointed a Director of HSBC Holdings plc with effect from 1 March 2014. She will be an independent non-executive Director and will become a member of the Group Audit Committee and the Financial System Vulnerabilities Committee.

Kathleen was Commissioner of the US Securities & Exchange Commission from 2006 to 2011, acting as the regulator's principal representative in multilateral and bilateral regulatory dialogues, the G-20 Financial Stability Board and with the International Organisation of Securities Commissions. Prior to being appointed Commissioner, Kathleen spent 13 years on Capitol Hill, holding various positions, including Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs (2003-2006) and Legislative Director and Chief of Staff for U.S. Senator Richard Shelby (1996-2003). Kathleen also served as a non-executive Director of FX Alliance Inc. from March to August 2012.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "Kathy brings with her a wealth of experience of financial services regulation gained at a key time in the evolution of the sector, which will be of particular relevance and value to the Board. Her skills will complement the diverse background and experience of the Board and we look forward to Kathy joining HSBC as the Group continues to focus on the delivery of its strategic objectives."

Kathleen's appointment will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2017 Annual General Meeting. The Directors have determined that Kathleen is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Kathleen's judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Supplementary information:

Kathleen Casey is Chairman of the Alternative Investment Management Association and a Senior Advisor to Patomak Global Partners.

As a non-executive Director Kathleen Casey will not have a service contract with HSBC Holdings plc. She will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting, and fees totalling £60,000 per annum as a member of each of the Group Audit Committee (£30,000 per annum as approved by the Directors in 2011) and Financial System Vulnerabilities Committee (£30,000 per annum as approved by the Directors in 2013).

Kathleen Casey's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2014 Annual General Meeting and re-election annually thereafter.

Kathleen Casey does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Kathleen Casey that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1.	Professional qualifications of Kathleen Louise Casey (47)
A member of the State of Virginia and District of Columbia bars, Kathleen received her J.D. from George Mason University School of Law in 1993 and a B.A. in International Politics from Pennsylvania State University in 1988.

2.	The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†,  J D Coombe†, Sir Jonathan Evans† , J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses and Sir Simon Robertson†.

† Independent non-executive Director

3.	The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 21 February 2014